UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Pop Culture Group Co., Ltd’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of Pop Culture Group Co., Ltd (the “Company”) held on June 30, 2023, at 10:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Zhuoqin Huang as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Weiyi Lin as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Christopher Kohler as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Douglas Menelly as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Xiaolin Hu as a director of the Company to hold office until the next annual general meeting; and
6.	To re-appoint WWC, P.C. as the Company’s independent registered public accounting firm for the year ending June 30, 2023.

A total of 40,493,111 votes, representing 69.07% of the votes exercisable as of June 6, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Zhuoqin Huang	40,451,425	31,079	10,607
Re-election of Weiyi Lin	40,449,098	33,406	10,607
Re-election of Christopher Kohler	40,449,598	32,654	10,859
Re-election of Douglas Menelly	40,449,598	32,654	10,859
Re-election of Xiaolin Hu	40,449,350	33,104	10,657
Re-appointment of WWC, P.C.	40,479,796	9,906	3,409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: July 3, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

2